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                                  Exhibit 3(iv)


                            CERTIFICATE OF AMENDMENT
                                       TO
                           CERTIFICATE OF DESIGNATION
                                       OF
                                 PREFERRED STOCK
                                       OF
                         CLEAN DIESEL TECHNOLOGIES, INC.

         Clean Diesel Technologies, Inc. (the "Company"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

         FIRST: That in accordance with the requirements of Sections 141 and 242 of the General Corporation Law of the State of Delaware, the Board of Directors of the Company duly adopted a resolution proposing and declaring advisable that
(i) the provisions of the Company's Series A Convertible Preferred Stock (the "Stock") relating to mandatory redemption thereof set out in Section 3(a) of the Certificate of Designation for the Stock be revoked, and (ii) such revocation be recommended to the holders of the Stock and submitted to such holders for their consent and approval.

         SECOND: That thereafter, pursuant to a resolution of the Board of Directors of the Company, the holders of the Stock, in accordance with Sections 228 and 229 of the General Corporation Law of the State of Delaware, duly and unanimously on December 31, 1998, consented to and approved the aforesaid revocation of Section 3(a) of the Certificate of Designation of the Series A Convertible Preferred Stock of the Company.

         IN WITNESS WHEREOF, the Company has caused this Amendment to Certificate of Designation of Preferred Stock to be duly executed and acknowledged in accordance with Section 103 of the General Corporation Law of the State of Delaware on this 10th day of February 1999.


CLEAN DIESEL TECHNOLOGIES, INC.


By: /s/ C. W. Grinnell
    ----------------------
    Charles W. Grinnell
    Vice President